

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 26, 2011

Christopher Nordling
Executive Vice President and Chief Financial Officer
CityCenter Holdings, LLC
4882 Frank Sinatra Drive
Las Vegas, Nevada 89158

> **Re:** **CityCenter Holdings, LLC**
> **Registration Statement on Form S-4**
> **Filed September 29, 2011**
> **File No. 333-177078**

Dear Mr. Nordling:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary of the Exchange Offer, page 3

1. We note the 5:00 p.m. expiration time instead of midnight on what ultimately may be the twentieth business day following commencement. Please confirm that the offer will be open at least through midnight on the twentieth business day. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980) and Rule 14d-1(g)(3) of the Exchange Act. Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

2. On page 5, we note the disclosure that "the Exchange Notes issued pursuant to the exchange offer will be delivered promptly after acceptance of the tendered Outstanding Notes." Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary, to state

that you will issue the Exchange Notes or return the Outstanding Notes promptly after expiration rather than after acceptance.

Terms of the Exchange Officer; Expiration Time, page 36

3. We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

4. Please advise as to how oral notice of any extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

Conditions to the Exchange Officer, page 40

5. We note that the determination of whether certain conditions have occurred or are satisfied is based on what you "believe might be expected." Please revise your disclosure to include an objective standard for the determination of whether a condition has been satisfied.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

Off Balance Sheet Arrangements, Commitments and Contractual Obligations, page 60

6. Please revise your filing to include a footnote that reconciles from the December 31, 2010 debt balance on your financial statements to the long-term debt obligation included in your table.

7. We note your footnote (1) to this table. Please revise your filing to include a footnote to the contractual obligations table that discloses the amount of interest for each period that would be paid in cash, if that option is elected.

Financial Statements, page F-2

8. Please tell us how you accounted for the land transfer arrangement discussed on page 108.

Notes to Consolidated Financial Statements, page F-7

Note 2- Significant Accounting Policies and Basis of Presentation, page F-7

Project costs, page F-9

9.   It appears that you have recorded a 50% basis step-up for the fair value of assets contributed by MGM Resorts upon the company's formation. Please tell us how your accounting for the contribution complies with U.S. GAAP. Within your response, please reference the authoritative accounting literature management relied upon.

Subsequent events, page F-12

10.   On page 108, we note that MGM Resorts subsequently deeded land to you. Please tell us when this land was deeded to you. To the extent this land was deeded prior to July 1, 2011, please tell us how you accounted for this transaction. To the extent the land was deeded subsequent to June 30, 2011, please disclose how you plan to account for this transaction subsequent to the periods presented.

Note 7 – Intangible Assets, page F-15

11.   Please tell us how you determined it was appropriate to record an intangible asset for the assets contributed by MGM Resorts upon formation. Additionally, please tell us how you determined it was appropriate to record an intangible asset for the aircraft time sharing agreement. Within your response, please reference the authoritative accounting literature management relied upon.

Financial Statements as of and for the three and six months ended June 30, 2011, page F-26

Notes to Consolidated Financial Statements, page F-30

Note 12 – Commitments and Contingencies, page F-43

12.   We note your disclosure that "The Company believes that a loss with respect to Perini's punitive damages claim is neither probable nor reasonably possible." Your disclosure did not address compensatory damages or attorneys' fees and costs sought by Perini. With respect to these claims, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please amend your filing to either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50. You may provide your disclosures on an aggregated basis.

13.   If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Exhibit Index

14.   Please tell us why you have not filed a list of your subsidiaries pursuant to Item 601(b)(21) of Regulation S-K.

Legal Opinion, Exhibit 5.1

15.   The statement that your counsel is not engaged to practice in Delaware appears to qualify their ability to provide your opinion. Please revise to remove the qualification or advise. Also, it is not clear how your assumption regarding the legal, valid and binding nature of the operating agreement is appropriate. Please have counsel revise the assumption or tell us why the legality of the operating agreement is not an integral component to the legal opinion on the notes.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola at (202) 551-3673 or me at (202) 551-3386 with any questions.

    Sincerely,

    /s/ Duc Dang

    Duc Dang
    Attorney - Advisor

cc: Jonathan K. Layne, Esq.
        Robyn E. Zolman, Esq.